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Inamed Contacts:
Ilan Reich, President or
Michael Doty, Chief Financial Officer
(212) 626-6800

                        INAMED COMMENCES TENDER OFFER TO
                   PURCHASE ALL OUTSTANDING SHARES OF COLLAGEN
                         AESTHETICS AT $16.25 PER SHARE


Santa Barbara, California - August 4, 1999 - Inamed Corporation (OTC BB:IMDC) announced today that its wholly-owned subsidiary has commenced a cash tender offer for all outstanding shares of common stock of Collagen Aesthetics, Inc. (Nasdaq: CGEN) at $16.25 per share. The offer is being made pursuant to the previously announced Agreement and Plan of Merger between Inamed and Collagen Aesthetics. The Board of Directors of Collagen Aesthetics has unanimously recommended that Collagen Aesthetics stockholders accept Inamed's offer.

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 31, 1999, unless extended. The offer is conditioned upon, among other things, the valid tender of a number of Collagen Aesthetics shares which represent a majority of Collagen Aesthetics' outstanding shares on a fully diluted basis, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Other terms and conditions of the offer are set forth in the definitive tender offer documents being filed with the Securities and Exchange Commission and mailed to Collagen Aesthetics stockholders. Following the consummation of the offer, Inamed intends to complete a second-step merger to acquire all of the remaining shares of Collagen Aesthetics common stock that are not tendered in the offer at the same price paid in the offer.

Questions and requests for assistance regarding the tender offer, including for additional copies of the tender offer materials, may be directed to the Dealer Manager, Hambrecht & Quist LLC, or the Information Agent, Innisfree M&A Incorporated. Hambrecht & Quist LLC can be contacted at (212) 207-1400. Innisfree can be contacted toll free at (888) 750-5834. The Bank of New York is acting as the Depositary for the tender offer.

Collagen Aesthetics is maximizing its worldwide aesthetic medicine franchise and nearly two decades of physician relationships with proprietary and in-licensed products. Collagen's proprietary product line includes Zyderm(R) and Zyplast(R) collagen implants and Contigen(R) Bard collagen implant, while in-licensed products include Hylaform(R) viscoelastic gel, SoftForm(R) facial implant, Refinity(TM) Medical Skin Solutions and Coblation(TM) dermatologic surgery system.

Inamed is a global surgical and medical device company engaged in the development, manufacturing and marketing of medical devices for the plastic, reconstructive and aesthetic surgery markets, as well as devices to treat obesity.
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This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which are being mailed to stockholders. This release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause Inamed's actual results in future periods to differ materially from that which is anticipated. Factors that may cause such differences include, but are not limited to, those described in Inamed's Annual Report on Form 10-K for the year ended December 31, 1998.